                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549




                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*



                        DAVEL COMMUNICATIONS GROUP, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  238338 10 7
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                Susan Obuchowski, Equity Group Investments, Inc.
             Two N. Riverside Plaza, Suite 600, Chicago, IL  60606
                                 (312) 466-4010
--------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                with a copy to:
                 Walter S. Lowry, Rosenberg & Liebentritt, P.C.
             Two N. Riverside Plaza, Suite 1600, Chicago, IL  60606
                                 (312) 466-3769
                                 July 14, 1998
--------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

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ONLY THOSE ITEMS AMENDED ARE REPORTED HEREIN.  CAPITALIZED TERMS NOT OTHERWISE
DEFINED HEREIN SHALL HAVE THE SAME MEANING THAT THEY HAVE IN THE SCHEDULE 13D.



Item 4.  Purpose of Transaction
and
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Samstock and Peoples have entered into a Voting Agreement, dated as of July 5, 1998 (the "Peoples Voting Agreement") pursuant to which Samstock agreed to vote all shares of Common Stock owned by Samstock in favor of the approval of the Peoples Merger Agreement, and each of the actions contemplated by the Peoples Merger Agreement to be performed by the Issuer in connection with the merger of a newly formed subsidiary of the Issuer with and into Peoples and the other transactions contemplated by the Peoples Merger Agreement and any actions required in furtherance thereof. The Peoples Voting Agreement is filed as an Exhibit to this Amendment No. 1 to Schedule 13D, and the description of the Peoples Voting Agreement contained herein is qualified in its entirety by reference to such Exhibit.


Item 7.  Materials to be Filed as Exhibits

         Exhibit 8 Voting Agreement dated as of July 5, 1998 between Samstock, L.L.C. and Peoples Telephone Company, Inc.



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                                   SIGNATURES


     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  July 27, 1998.

                                           SAMSTOCK, L.L.C.



                                           By: /s/  Donald J. Liebentritt
                                               ---------------------------------
                                               Vice President





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                                 EXHIBIT INDEX



EXHIBIT
NUMBER                            DESCRIPTION                            PAGE
   1     Stock Purchase Agreement dated May 14, 1998 by and between        *
         Samstock, L.L.C. and Davel Communications Group, Inc.

   2     Stock Purchase Agreement dated May 14, 1998 by and between        *
         Samstock, L.L.C. and David R. Hill.

   3     Stock Purchase Agreement dated May 14, 1998 by and among          *
         Samstock, L.L.C., Robert D. Hill, Michael Hayes, Theodore
         Rammelkamp, Jr., Jones Yorke, Paul Demirdjian, Michael
         Kouri and Marlin Turnipseed.

   4     Investment Agreement dated June 29, 1998 among Davel              *
         Communications Group, Inc., Samstock, L.L.C. and David R.
         Hill.

   5     Shareholders Agreement dated June 29, 1998 by and among           *
         Samstock, L.L.C., David R. Hill and, solely for purposes of
         Sections 2(a), 2(b), 3, 4, 6 and 8 through 19 thereof,
         Davel Communications Group, Inc.

   6     Voting Agreement dated June 11, 1998 between Samstock L.L.C.      *
         and PhoneTel Technologies, Inc.

   7     Voting Agreement dated June 11, 1998 between Samstock, L.L.C.     *
         and PhoneTel Technologies, Inc.

   8     Voting Agreement dated July 5, 1998 between Samstock, L.L.C.      5
         and Peoples Telephone Company, Inc.

*  Previously filed.




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